NSAR Item 77C Exhibit

ANNUAL MEETING OF SHAREHOLDERS
On August 7, 2009, the Annual Meeting of shareholders of the
Fund was held to consider the following proposal. The results of the proposalare indicated below.

Proposal 1 Election of Trustees

			Net Assets Voted 	Net Assets Voted
			For 			Withheld

K. Dun Gifford 		484,090,750 		19,711,036
Dr. Leroy Keith, Jr. 	483,846,052 		19,955,734
Patricia B. Norris 	483,853,128 		19,948,658
Michael S. Scofield	484,129,762 		19,672,024